

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail
Scott T. Jackson
Chief Executive Officer
Celator Pharmaceuticals, Inc.
303B College Road East
Princeton, NJ 08540

Re: Celator Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed December 28, 2012
File No. 000-54852

Dear Mr. Jackson:

We have reviewed your amended filing and response letter dated December 28, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Scientific Rationale for CPX-351, page 3

1. We note your response to prior comment 7. The risk factor you have added does not appear to address the controversy associated with your development of CPX-351. Please revise your risk factor addressing the results of preclinical studies and early clinical studies on page 29 to state that your research to date cannot conclusively prove that CPX-351 provides a completely antagonism-free approach to AML treatment.

Previous Clinical Studies with CPX-351, page 3

2. We note your response to prior comment 8. The definitions you provide for complete response, leukemia clearance rate and response rate are highly technical and cannot be easily understood by the lay reader. Please revise your disclosure to provide more general definitions of these terms, similar to the ones you have included on page 10.

3. We note your response to prior comment 11. The toxicity and adverse effect profiles of CPX-351 that you discuss in the risk factor on pages 29-30 are not reflected in this portion of your disclosure. Please expand your disclosure to disclose the toxicity and adverse event profiles of CPX-351 in this section.

Intellectual Property, page 13

4. We note your response to prior comment 5. Please expand your disclosure to provide the termination provisions of your agreements with Princeton University and British Columbia Cancer Agency.

Management's Discussion and Analysis of Financial condition and Results of Operations, Overview page 43

5. We acknowledge your revised disclosure in response to comment 29. Please revise your disclosure to indicate where costs of $200,000 for unbilled invoices related to Study 205 have been accrued in the balance sheet and in what period the accrual was made. If the amount has not been accrued please explain to us your basis for not accruing these costs.

Item 6. Executive Compensation, page 61

6. Please update your executive compensation to include the fiscal year ended December 31, 2012.

Consolidated Financial Statements for the Year Ended December 31, 2011
Notes to the consolidated financial statements

6. Commitments and contingencies
Commitments, page F-16

7. Please expand your revised disclosure to disclose the material terms under the Princeton and BCCA agreements, such as date of the agreement, duration and termination provisions, and your rights and obligations under each agreement.

12. Restated amounts, page F-22

8. You disclose that "Subsequent to the issuance of these consolidated financial statements, management identified a material error with regards to the treatment and valuation of its warrants with respect to their cashless net settlement option. The correction of the material error results in the reclassification of $77,005 from Warrants to Warrant Derivatives and an additional amount accrued to Warrant Derivatives of $472,312 in connection with the valuation error." Please provide us with your analysis under ASC

815 to support your conclusion that the warrants are a derivative liability. Also, please provide us with your accounting analysis of the warrants issued with the notes dated February 1, 2012 and August 28, 2012

9. Further, the warrants referred to in the previous comment were issued with convertible debt. Please explain to us how you analyzed each issuance of convertible debt to determine if there are any embedded features that require bifurcation.

Consolidated Financial Statements for the Nine Months Ended September 30, 2012
Notes to consolidated financial statements

2(h) Research collaboration income, page F-32

10. You state in your response to comment 38 that "with regards to the year ended December 31, 2011 consolidated financial statements, there were no multiple deliverable revenue arrangements; therefore ASC 605-25 is not applicable." Please confirm that there were no multiple deliverable revenue arrangements in 2012 that would require disclosure by ASC 605-25. Also, disclose what the $2 million upfront payment and the success-based return on total funding that LLS agreed to receive under the agreement represents and disclose if the milestones under the LLS agreement are substantive under ASC 605-28.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Allen at (202) 551-3652 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: John W. Kauffman, Esq.
        Duane Morris LLP
        30 South 17th Street
        Philadelphia, PA 19103-4196